UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 25, 2009

(Commission File. No 0-30718)

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)
Registrant’s Telephone Number, including area code: 604-231-1100
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐    40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes: ☐    No: ☑

SIGNATURES

On February 25, 2009, Sierra Wireless, Inc. issued the following press release:

News Release

Contact:

Sharlene Myers	Lisa Ann Sanders
Sierra Wireless	Wavecom
Phone: +1 (604) 232-1445	Phone: +33 1 46 29 41 81
Email: smyers@sierrawireless.com	Email: lisaann.sanders@wavecom.com
Sierra Wireless holds 84.32% of Wavecom capital and 90.57% of voting rights before the reopening of the subsequent offering period
Wavecom announces the early redemption of the OCEANEs
Vancouver, Canada and Issy-les-Moulineaux, France – February 25, 2009 – Sierra Wireless (NASDAQ: SWIR — TSX: SW), a leading provider of wireless solutions for mobile computing, and Wavecom (Paris: AVM – NASDAQ: WVCM), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, confirmed today that the all-cash tender offers of Sierra Wireless France, a wholly owned subsidiary of Sierra Wireless, Inc., for Wavecom securities in France (the “Offer”) and the United States (the “U.S. Offer”) (together with the Offer, the “Offers”) were successful.
The final results of the Offers were published today by the French stock market authority, the AMF (Autorité des marchés financiers). As of the expiration date of February 12, 2009, 13,353,912 ordinary shares were tendered to the offers (including ordinary shares represented by American Depositary Shares, the “ADSs”), which represent 84.32% of outstanding Wavecom shares. In addition, 2,571,022 OCEANE convertible bonds (the “OCEANEs”) were tendered to the offers, which represent 99.97% of the outstanding OCEANEs. The tendered securities represent 90.57% of the voting rights of Wavecom, and therefore, the minimum tender condition of the Offers has been satisfied.
The settlement of the French tender offer and cash payment to financial intermediaries for the ordinary shares and OCEANEs tendered into the French Offer is scheduled for March 3, 2009. Cash payment for securities tendered into the U.S. Offer is scheduled to occur shortly thereafter.
Subsequent Offering Period from March 11 to 31, 2009
Sierra Wireless announces, subject to the publication of a calendar of the subsequent offering period in France by the AMF, a subsequent offering period in France and the United States starting on March 11, 2009, and which will be open for a period of 15 trading days. Sierra Wireless France has irrevocably undertaken to accept all ordinary shares, American Depositary Shares (“ADSs”) and OCEANEs tendered in the subsequent offering period. The offer price for the ordinary shares is €8.50 per share, and the offer price for the OCEANEs is €31.93 plus unpaid accrued interest (calculated pro rata to the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE. The offer price for the ADSs is the US dollar equivalent of €8.50 per ADS.
Shortly after the closing of the subsequent offering period, provided applicable legal requirements are satisfied, Sierra Wireless France intends to implement a squeeze-out of the shares and OCEANEs that have not been tendered to the offers and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from NASDAQ.
Early Redemption of OCEANEs at the Option of OCEANE Holders Following a Change in Control
In accordance with the terms of the OCEANEs as described in Section 4.9.4.2 of the note d’opération, the OCEANE offering prospectus, which received AMF visa n°07-242 on July 5, 2007, Wavecom is hereby announcing the change of control of Wavecom following the success of the Offers initiated by Sierra Wireless France for all Wavecom ordinary shares, ADSs and OCEANEs. Accordingly, non-U.S holders of Wavecom OCEANEs may request early redemption of their OCEANEs during one of the two periods described below.
The first early redemption period will be open from March 4, 2009 to March 9, 2009 at a price of €31.30 plus €0.10505 corresponding to the unpaid accrued interest from the last interest payment date preceding the early redemption date until the effective date of the redemption, i.e. €31.40505 per OCEANE. The early redemption will take place on March 12, 2009.
A second early redemption period is scheduled to be open from April 15 to April 30, 2009 at a price of €31.30 plus unpaid accrued interest from the last interest payment date preceding the early redemption date until the effective date of the redemption. The early redemption is scheduled to take place on May 6, 2009. The final calendar of the second early redemption period, as well as the redemption price will be confirmed later.
U.S. holders (within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934) may not participate in the two early redemption periods, but all holders, including U.S. holders, may tender their OCEANEs during the subsequent offering period at a price of €31.93 plus unpaid accrued interest, a price higher than the price offered in the early redemption procedure.
Wavecom also reserves the right, in accordance with the terms of the OCEANEs, to carry out an early redemption of the OCEANEs (at a price of the nominal value plus interest accrued from the last interest payment date preceding the early redemption date until the effective date of redemption) if the number of OCEANEs remaining outstanding is less than 10% of the number of the OCEANEs issued. Since only 0.03% of the OCEANEs remain outstanding, as of the expiration date of February 12, 2009, Wavecom hereby informs OCEANE holders that it intends to exercise this right, in the event that Sierra Wireless France is not able to implement a squeeze-out.
Indicative Calendar of the Subsequent Offering Period and OCEANE Early Redemption Periods

March 4, 2009	Commencement of the first OCEANE early redemption period in France

March 9, 2009	Close of the first OCEANE early redemption period in France

March 11, 2009	Commencement of subsequent offering period for both Offers

March 12, 2009	Early redemption of OCEANEs submitted for redemption in France

March 31, 2009	Expiration of subsequent offering period for both Offers

April 7, 2009	Announcement of final results of subsequent offering period

April 14, 2009	Settlement – delivery of securities tendered into subsequent offering period in France

April 15, 2009	Commencement of the second OCEANE early redemption period in France
To be confirmed

April 30, 2009	Close of the second OCEANE early redemption period in France
To be confirmed

May 6, 2009	Early redemption of OCEANEs submitted for redemption in France
To be confirmed
Further Information:
The tender offers described here are being made for the ordinary shares, the ADSs and OCEANEs of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France filed with the AMF or the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the filed documents listed below, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers.
Copies of the note d’information approved by the AMF under visa no. 09-002 dated January 6, 2009, as well as the “other information document,” are available on the Sierra Wireless, Inc. website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.
Copies of the note en réponse approved by the AMF under visa no. 09-003 dated January 6, 2009, as well as the “other information document,” are available on the Wavecom website (www.wavecom.com) and the AMF website (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy-les-Moulineaux and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.
Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France and the Schedule 14D-9 filed by Wavecom, are available from the SEC’s website (www.sec.gov). Such materials filed by Sierra Wireless France and Wavecom are also available for free on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and Wavecom (www.wavecom.com).
Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France will also be available for free at Sierra Wireless’ website (www.sierrawireless.com).
About Sierra Wireless
Global Leader in Wireless Solutions for Mobile Computing and M2M
Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. Sierra Wireless offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.
About Wavecom
Wavecom – The Wireless M2M Experts
Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. Wavecom provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). Wavecom also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications. Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.
Cautionary Note Regarding Forward-Looking Statements
Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include statements relating to the offers for the ordinary shares, the ADSs, and the OCEANEs of Wavecom and the results of such offers, the combined company’s future business prospects and projected position in the wireless data and M2M markets, the outlook for the combined company’s future operations, plans and timing for the introduction or enhancement of its services and products, strategies or developments, future market conditions and supply conditions. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the AMF’s website at www.amf-france.org, and in each of their other regulatory filings with the AMF in France, the SEC in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA WIRELESS, INC.
By:	/s/ David G. McLennan
David G. McLennan
Chief Financial Officer and Secretary

Date: February 25, 2009